Exhibit 99.1

CORRECTED RELEASE - ELBIT IMAGING LTD. ANNOUNCES NOTES BUYBACK

This press release corrects a prior version published on March 9, 2018. The total amount mentioned in chart should be 49,216,609 (NIS). In addition, Elbit Imaging Ltd. holds approximately 58% of Elbit Medical Ltd.'s outstanding share capital on a fully diluted basis.

Tel Aviv, Israel, March 12, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated February 28, 2018 regarding the Board of Directors resolution to approve new notes' Buy-Back plan of the Company's (Series I) notes (“The Notes”) which are traded on the Tel Aviv Stock Exchange, that the repurchases of the following Notes was executed since February 28, 2018 to the date herein:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid (NIS)
Series I	Elbit Imaging Ltd	42,246,016	116.5	49,216,609

About Elbit Imaging Ltd.

The Company holds approximately 89% of Elbit Medical Ltd.'s outstanding share capital (58% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

CEO & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050